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EXHIBIT 21.01


SUBSIDIARIES OF THE COMPANY



    The following are the Subsidiaries of the Borrower. Each of the Subsidiaries is a 100-percent owned, direct subsidiary of the Borrower:

1.       Firearms Training Systems, LTD;

2.       F.A.T.S. Singapore PTE LTD;

3.       F.A.T.S. Foreign Sales Corporation - Corporation dissolved January
         2002;

4.       Firearms Training Systems Netherlands B.V.;

5.       Simtran Technologies, Inc. and

6.       Dart International, Inc. - Corporation dissolved May 2001.

         The following are the jurisdictions of incorporation of each of the
Subsidiaries:

1. Firearms Training Systems, LTD. is a company registered and existing under the laws of the United Kingdom.

2. F.A.T.S. Singapore PTE LTD. is a company organized and existing under the laws of the Republic of Singapore.

3. F.A.T.S. Foreign Sales Corporation was a corporation organized and existing under the laws of Barbados. This corporation was voluntarily dissolved in JAN 2002 as the FSC Repeal and Extraterritorial Income Exclusion Act of 2000 ("the Act") was signed into law. The Act repeals the foreign sales corporation rules and adopts a new regime under which U.S. taxpayers can exclude from their gross income certain extraterritorial income.

4. Firearms Training Systems Netherlands B.V. is a corporation organized and existing under the laws of The Netherlands.

5. Simtran Technologies, Inc. is a corporation organized and existing under the laws of Canada.

6. Dart International, Inc. was a corporation organized and existing under the laws of the state of Colorado. This corporation was dissolved in May 2001, as the company was tucked-in under FATS, INC. as a product line.